September 2, 2005

By Facsimile ((617) 542-2241) and U.S. Mail

Richard R. Kelly, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA  02111

	Re:	Fastclick, Inc.
		Schedule 14D-9 filed August 24, 2005
		File No. 005-80942

Dear Mr. Kelly:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

General
1. Refer to the filing made pursuant to Rule 425 on August 24,
2005.
We note your reference to Private Securities Litigation Reform Act of
1995. Note that the safe harbor protections for forward-looking statements contained in that federal act do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C)
of
the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations.    Please confirm
that
the company will avoid using this statement in all future tender offer materials.
2. We also note the statement that Fastclick disclaims any obligation to update or revise the information contained in any forward-looking statements. This disclaimer is inconsistent with the requirements of
General Instruction F of Schedule 14D-9 and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the company will avoid using this statement in all future tender offer materials.

Past Contacts, Transactions - Company Stock Options, page 4
3. Please revise the sections "Company Stock Options" and "Other
Change of Control Arrangements" to quantify the value to be realized by your officers and directors as a result of the acceleration of the vesting of options and the value of any change of control payments that your officers may receive as a result of the change of control that the current transaction will effect.

The Solicitation or Recommendation - Background of the Offer, page
8
4. Please disclose the possible exchange ratio discussed during the
July 1, 2005 discussion described in the second full paragraph of page 12.
5. Refer to the preliminary contacts with six other potential merger
partners described in the penultimate paragraph on page 11.
Please
explain why none of those six parties chose to proceed with a transaction with you. Similarly, explain why the sixth potential merger partner was unable to consider a transaction "anytime soon,"
as disclosed in the last paragraph of page 12.
6. Refer to the penultimate paragraph on page 12.  Please revise to
expand your disclosure with respect to the discussions described rather than simply state that discussions took place.
7. Please revise your disclosure to explain the reference to Rule
145
affiliate letters on page 15.
8. Expand your disclosure to describe the negotiation of the shareholder exchange agreements first drafted on July 25, 2005.

The Solicitation or Recommendation - Reasons for the
Recommendation,
page 7
9. We note that the exchange agreements with your two largest security holders provides for a termination fee of $6.5 million payable by those security holders if the exchange agreements are terminated (page 3 of your Schedule 14D-9). We also note that three of your directors appear to be affiliated with those large security holders. Please disclose the effect on the board`s consideration of the transaction of this agreement. Did your board consider this a positive factor in its determination to recommend that security holders tender their securities?

Reasons for the Board`s Recommendation, page 17
10. The disclosure in this section refers to a wide variety of factors considered by the Board and its advisors in connection with their evaluation of the offer. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a favorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board`s decision to recommend that the security holders accept the offer.
11. Each person making a solicitation or recommendation must discuss in reasonable detail the reasons upon which their position is based.
Conclusory statements or the listing of generalized areas of consideration are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. Fastclick must, at a minimum, amend their unqualified identification of the information considered to describe the import or the utility of the statements made.

Opinion of the Company`s Financial Advisor
12. Please disclose whether Thomas Weisel Partners provided a report to your board of directors. If so, please provide us a copy supplementally.

Publicly Traded Comparable Company Analysis, page 20
13. Please disclose the data underlying the analysis results for all analyses conducted by Thomas Weisel Partners and described in this statement. Similarly, explain the meaning and significance of using the first and third quartile in the financial advisor`s analyses.
14. We note that the majority of the results of this analysis and the comparable transaction analysis and all of the results in the contribution analysis reflect an exchange ratio higher than the exchange ratio agreed upon with Valueclick. Explain how the financial advisor was able to make its fairness determination in light of those analysis results.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Nicholas Panos, Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,




						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers & Acquisitions

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Richard R. Kelly, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
September 2, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE